(As filed January 03, 2003)

                                                             File No. 073-00091




                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM U-57

                NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                       Filed under Section 33(a) of the
            Public Utility Holding Company Act of 1935, as amended

              Tai An Hua Feng Peak Heat and Power Company Limited
                         NingYang County, Tai An City
                               Shandong Province
                          People's Republic of China

               -------------------------------------------------
                      (Name of foreign utility companies)

                         Alliant Energy Corporation
                           4902 N. Biltmore Lane
                         Madison, Wisconsin 53718
               ------------------------------------------------
                  (Name of filing company if filed on behalf
                         of a foreign utility company)

 The Commission is requested to mail copies of all communications relating to this Notification to:

       Barbara J. Swan                  William T. Baker, Jr., Esq.
       EVP & General Counsel            Thelen, Reid & Priest LLP
       Alliant Energy Corporation       875 Third Avenue
       4902 N. Biltmore Lane            New York, NY 10022
       Madison, Wisconsin 53718

ITEM 1. Name of the entity(ies) on whose behalf foreign utility company status is claimed, its (their) business address(es), and a brief description of the facilities used for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identity of each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company(ies) and description of the amount and nature of the interest.

              Tai An Hua Feng Peak Heat and Power Company Limited
                         NingYang County, Tai An City
                               Shandong Province
                          People's Republic of China

      Alliant Energy Corporation ("Alliant Energy"), a Wisconsin corporation and a registered holding company under the Public Utility Holding Company Act of 1935 (the "1935 Act"), as amended, acting on behalf of Tai An Hua Feng Peak Heat and Power Company Limited ("Hua Feng"), hereby notifies the Securities and Exchange Commission (the "Commission") that Hua Feng is, and hereby claims status as, a foreign utility company ("FUCO") within the meaning of Section 33 of the 1935 Act.

      Grandelight Holding Limited ("Grandelight") is a wholly owned subsidiary of Alliant Energy International, Inc., a wholly-owned subsidiary of Alliant Energy Resources, Inc. and an indirect wholly-owned subsidiary of Alliant Energy. Grandelight owns approximately 93.5% of the outstanding voting securities of Peak Pacific Investment Co., Ltd ("Peak"), a Singapore corporation engaged in the development, management and operation of power plants in the People's Republic of China ("PRC") under Sino-foreign joint venture arrangements. Peak participates in eight (8) cooperative joint ventures in the PRC with PRC enterprise legal persons.1

      Peak now has entered into a Cooperative Joint Venture Agreement with Ningyang Hua Feng Heat and Power Company Ltd. ("Ningyang") organized to, among other things, develop and operate co-generation steam and power or stand-alone power facilities and to enhance the economic efficiency of the generation of energy from the power plants. In the future, Peak may continue to participate in other similar joint venture enterprises in the PRC.

-----------------------
1     See Form U-57 filed on July 30, 1999 by Alliant Energy in which it claimed "foreign utility company" status on behalf of five (5) development projects of Peak three (3) of which continue to be active Henan Yongfeng Electric Power Co. Ltd., Henan Anfeng Electric Power Co. Ltd., and Shijiazhuang Chengfeng Cogen Co. Ltd.; Form U-57 filed on March 21, 2001 by Alliant Energy claiming "foreign utility company" status on behalf of Hebei Wuan Peak Coal Heat and Power Co., Ltd.; Form U-57 filed on August 1, 2001 by Alliant Energy claiming "foreign utility company" status on behalf of Weifang Ocean Peak Heat and Power Co., Ltd. (no longer active); Form U-57 filed on August 28, 2001 by Alliant Energy claiming "foreign utility company" status on behalf of Zouping Peak CHP Co., Ltd.; Form U-57 filed on October 30, 2001 by Alliant Energy claiming "foreign utility company" status on behalf of Luannan Peak Heat & Power Company Ltd. and Luannan Peak Second Heat & Power Company Ltd; and Hua Feng as set forth in this filing.

      Peak will own an interest in the following operating joint venture:

Tai An Hua Feng Peak Heat and Power Company Limited ("Hua Feng"): is a joint venture between Peak and Ningyang Hua Feng Heat and Power Company Ltd. ("Ningyang"), a limited liability company established under the laws of the PRC. Peak owns 80% of the joint venture, and the remaining 20% is owned by Ningyang. Hua Feng is a 37 MW coal fired electric and steam facility in Shandong Province, PRC. Steam from Hua Feng is primarily sold to Xin Wen Mining Group Company Ltd. Power generated by the facility is also sold to Xin Wen Mining Group Company Ltd.


ITEM 2. Name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price by any such domestic associate public-utility company for its interest in the foreign utility company.

      The  following  companies,   each  of  which  is  a  direct  or  indirect
subsidiary of Alliant Energy, are domestic public-utility companies and associate companies of Hua Feng:

                      Interstate Power and Light Company
                       Wisconsin Power and Light Company
                  South Beloit Water, Gas & Electric Company
                             ATC Management, Inc.
                       American Transmission Company LLC
                         Wisconsin River Power Company

      At present, none of the aforementioned domestic public-utility companies has made an investment in or has any contractual relationship with Hua Feng.


                                   EXHIBIT A
                             State Certification

                                 Inapplicable.

                                   SIGNATURE

      The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                    Alliant Energy Corporation


                                    By:  /s/ Barbara J. Swan
                                         -------------------
                                    Barbara J. Swan
                                    Executive Vice President
                                    and General Counsel

Date:  January 03, 2003